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                              December 21, 2022

       Nicholas Scherling
       Chief Executive Officer
       Decentralized Crypto Financial Inc.
       4795 Meadow Wood Lane, #200
       Chantilly, VA 20151

                                                        Re: Decentralized
Crypto Financial Inc.
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed December 16,
2022
                                                            File No. 024-11353

       Dear Nicholas Scherling:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

       Amendment No. 6 to Offering Statement on Form 1-A

       Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings,
       page i

   1. Please ensure that revisions made to Part II and III of the offering circular are also reflected in Part I of
the offering circular. As one example only, your revisions should include updating the
tabular disclosure on your cover page such as the "Number of securities offered"
line item in Item 4 of Part I of the offering circular.
       Risk Factors
       Risks Related to Regulations, page 12

   2. We note your response to comment 3 and reissue in part. Please also include disclosure
 Nicholas Scherling
Decentralized Crypto Financial Inc.
December 21, 2022
Page 2
      indicating to investors which state is being used as the exclusive forum.
Exhibit 1.7 - Consent of Independent Auditors

3. We note your response to comment 5 and reissue our comment. Please have your auditor revise their consent to reference the correct dates for the audit report and the financial statements included in your offering statement.
General

4. We note your response and related changes to comment 6. We note there are no longer financial statements for the two most recently completed fiscal years. Please revise to include financial statements for the two most recently completed fiscal years in compliance with Part F/S, (c)(1) and (b)(3) and (b)(4) of Form 1-A. In addition, ensure to keep the financial statements for the current and the corresponding preceding interim period in compliance with Part F/S, (c)(1) and (b)(5)(i) of Form 1-A.
5. We note your response and related revisions to comment 7 and reissue our comment.
      Please have your auditors revise their audit report to update the financial statements covered by the report.
       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameNicholas Scherling
                                                            Division of
Corporation Finance
Comapany NameDecentralized Crypto Financial Inc.
                                                            Office of Trade &
Services
December 21, 2022 Page 2
cc:       Michael Blackburn
FirstName LastName